SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA grows 17% to R$1.04 billion in 2Q10

Quattor EBITDA doubles and reaches R$214 million with a 15% margin

São Paulo, August 10, 2010 --- BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading thermoplastic resin producer in the Americas, announces today its results for the second quarter of 2010 (2Q10).

With the acquisition of the control of Quattor Participações SA (“Quattor”) and Sunoco Chemicals in April 2010, this release is based on pro-forma consolidated information that includes 100% of the results from these new assets for all periods stated. In accordance with CVM Instruction 247, these figures consider the proportional consolidation of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. The quarterly information was reviewed by independent external auditors, with the exception of Braskem America (the former Sunoco Chemicals) in 2009 and 1Q10.

On June 30, 2010, the Brazilian real/U.S. dollar exchange rate was R$1.8015/US$1.00.

According to Braskem CEO Bernardo Gradin:

"With each passing quarter, Brazil has demonstrated the capacity to grow its economy, which has kept resin demand at high levels. This scenario helped Braskem’s strong performance, in particular the recovery in the Quattor operations, as a consequence of the company’s new administration initiatives, aiming always at better serving the Brazilian market. In this second quarter we began to reap the gains from the Quattor merger, which presents opportunities to capture synergies estimated at R$ 400 million in annual and recurring EBITDA as of 2012, confirming the acquisition's potential for value accretion. The scenario of the economy and international petrochemical industry require attention, whether due to the deterioration of the crisis in developed countries or the slight slowdown in the Chinese economy, which could cause downward pressure on demand for commodities in the international market, or due to the new resin or petrochemical production capacity coming online."

1. HIGHLIGHTS:

1.1 Braskem’s pro-forma consolidated EBITDA1, including Quattor and Braskem America (former Sunoco Chemicals), reaches R$3.8 billion in the last 12 months:

Braskem’s pro-forma consolidated EBITDA in the last 12 months grew to R$3.8 billion, up 9% from the prior period, for margin of 15.5%. This increase reflects the good performance of the domestic economy, the opportunities seized in the export market and the higher capacity operating rate at Quattor due to the better availability of raw material.

1.2 Quattor increases capacity operating rate in the quarter

The better stability of feedstock supply enabled crackers in São Paulo and Rio de Janeiro to operate at an average capacity utilization rate of 83% in 2Q10, increasing by 16% from the prior quarter. The higher reliability of the plants, with adjustment in feedstock supplies, should result in continuous operational improvement over the coming quarters.

1.3 Quattor recorded EBITDA of R$214 million in 2Q10, with EBITDA margin of 15.0%:

____________________
1 EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporation Law or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

For further information, visit our IR website at www.braskem.com.br/ir or contact our IR Team:

Luciana Ferreira	Roberta Varella	Marina Dalben
IRO	IR Manager	IR Analyst
Phone: (55 11) 3576 9178	Phone: (55 11) 3576 9266	Phone: (55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	marina.dalben@braskem.com.br

The higher supply of products due to the increase in operating rates at Quattor's plants and the better sales mix (domestic market versus exports) supported EBITDA growth of nearly 100% to R$214 million, for EBITDA margin of 15.0%, up significantly from the margin of 8.8% in 1Q10.

1.4 Green ethylene plant:

The green ethylene plant located at the Triunfo petrochemical complex is in the commissioning and pre-operational phase, with operations for the global market expected to begin in September 2010. In July, the Rio Grande do Sul State Environmental Protection Foundation (FEPAM/RS) granted the plant's operating license, and Braskem has already finished contracting the ethanol required to guarantee feedstock supplies. The new plant will consume 460,000 m3 of ethanol per year. Braskem will be the first company in the world to produce polyethylene certified as made from renewable raw materials on an industrial scale.

1.5 Quattor transaction advances on schedule:

In line with the acquisition transaction phases disclosed in the material fact dated January 22, 2010, the merger by Braskem of stock in Quattor Participações S.A. was announced on June 18, making it a wholly owned subsidiary of the Company. Braskem maintains its focus on concluding the other phases involved in this transaction, and has already captured synergies in this consolidation process, always aiming at maximizing and creating value for its shareholders.

1.6 Braskem raises an additional US$350 million in long-term debt

Braskem announced the reopening of its bond maturing in May 2020 that initially was issued in the amount of US$ 400 million, placing a further US$ 350 million at a yield of 6.875% p.a., the Company's lowest yield ever. The bonds were assigned ratings of Ba1 from Moody's, BB+ from S&P and BB+ from Fitch.

1.7 Braskem prepays debt of R$4.1 billion in 2Q10

Soon after the conclusion of the Quattor acquisition in April, Braskem, consistent with its strategy to adjust the profile of its consolidated debt to what it considers ideal in terms of exposure to currencies, markets, costs and terms, prepaid a portion of its debt, most notably those originated at Quattor, in the amount of R$ 4.1 billion. The debt prepayment transactions generated nonrecurring financial expenses of R$ 44 million, but lengthened the profile of the Company's consolidated debt from 6.6 years to 8.2 years.

1.8 Synergies should amount to R$400 million in EBITDA

This integration process identified opportunities to capture synergies and create value, with expected gains of R$400 million in annual and recurring EBITDA as of 2012. The Company estimates to capture R$340 million in net present value from synergies on the financial front. The opportunities from industrial and logistic fronts represent over 50% of the EBITDA amount. Investments of approximately R$350 million will be required to realize these synergies. Braskem began to capture these gains in 2Q10.

1.9 Settlement of the outstanding balance from participation in the Tax Renegotiation Program (Refis) under the scope of Executive Order 470/09

Last June, Braskem settled the outstanding balance of tax debits renegotiated under the tax debt renegotiation program (Refis) offered by MP 470, making use of its tax credits balance under Law 12,249/10.

Key Indicators CONSOLIDATED	Unit	2Q10 (A)	1Q10(B)	2Q09 (C)	Change % (A/B)	Change % (A/C)	1H10 (D)	1H09 (E)	Change % (D/E)
Net Revenue	R$ million	6,539	6,272	4,996	4	31	12,810	9,573	34
EBITDA	R$ million	1,042	909	735	15	42	1,951	1,293	51
EBITDA Margin	%	15.9%	14.5%	14.7%	1.4 p.p.	1.2 p.p.	15.2%	13.5%	1.7 p.p.

2. OPERATING PERFORMANCE:

2.1 Performance of the Polymers Unit

The international thermoplastic resin market was marked by price increases until late April, when the upward trend reversed, reflecting (i) the volatility in and lower prices for raw materials motivated by the crisis in Greece, which negatively influenced the consumer confidence and generated uncertainty in relation to the economic recovery in Europe and its impact on the world economy; (ii) the slowdown in Chinese demand due to the normalization of tax and monetary policies, after the expansion in credit to contain the impacts of the global financial crisis, and the paring back of government measures to stimulate the economy; and (iii) the beginning of the startup of new capacity in Asia and the Middle East.

This scenario led demand2 for thermoplastic resins in Brazil to remain stable at the end of 2Q10, since customers opted to consume inventories in June while they waited for an alignment in domestic prices in light of the downward move in international prices. As a result, demand totaled 1,158 ktons, virtually stable in relation to the previous quarter. Import volumes remained practically stable between the two quarters, at 293 kton, with a temporary increase in June. North America, Argentina and Colombia remain the country's main suppliers, accounting for 65% of total imports.

In relation to 2Q09, demand increased by 9.4%, reflecting the growth in the local economy and in sectors related to the thermoplastic resin industry. Prices in Brazilian Reais followed the movements in international prices in the quarter, remaining slightly above the 1Q10 levels, despite a decrease in June.

The continued strong performance of the infrastructure, construction and consumer goods sectors, as well as the higher demand from the automotive industry, remained positive drivers of the Company’s sales performance in the quarter. PE sales volume increased 2% compared to 1Q10, reflecting the recovery in operating rates and Quattor’s sales performance, while, at the same period, PP sales volume declined by 3%, due to the scheduled shutdowns at Braskem and Quattor sites.

According to the Brazilian Chemical Manufacturers’ Association (Abiquim), apparent consumption of PVC in the Brazilian market was 282 kton, up 3.8% from 1Q10. This is mainly due to the higher demand from segments related to shoe manufacturing and construction. Braskem’s sales volume remained virtually in line with the previous quarter, reflecting the lower production volume, which was impacted by a scheduled maintenance shutdown at the PVC site in Camaçari.

Performance (tons) Thermoplastic Resins CONSOLIDATED	2Q10 (A)	1Q10(B)	2Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)	1H10 (D)	1H09 (E)	Change% (D)/ (E)
Sales - Domestic Market
PE´s	390,365	384,464	387,034	2	1	774,829	713,545	9
PP	288,344	296,668	282,908	(3)	2	585,012	510,249	15
PVC	120,895	123,158	119,514	(2)	1	244,052	196,511	24
Total Resins	799,603	804,290	789,456	(1)	1	1,603,894	1,420,305	13
Sales - Export Market
PE´s	177,232	186,982	261,762	(5)	(32)	364,214	506,570	(28)
PP	261,276	267,055	322,543	(2)	(19)	528,331	644,572	(18)
PVC	73	-	14,000	-	(99)	73	39,813	(100)
Total Resins	438,580	454,037	598,305	(3)	(27)	892,617	1,190,954	(25)
Total Sales
PE´s	567,597	571,446	648,796	(1)	(13)	1,139,043	1,220,115	(7)
PP	549,619	563,723	605,450	(3)	(9)	1,113,343	1,154,820	(4)
PVC	120,968	123,158	133,514	(2)	(9)	244,125	236,324	3
Total Resins	1,238,184	1,258,327	1,387,761	(2)	(11)	2,496,511	2,611,259	(4)

Braskem’s resin sales in the export market in 2Q10, which includes Braskem America, totaled 439 kton in the quarter, down 3% from the previous quarter, mainly impacted by the contraction in the global market as of late May.

____________________
2 Demand was measured based on the Company’s estimates, since Abiquim did not publish 2Q10 data for apparent consumption in Brazil’s PE and PP market.

Resin sales totaled 1,238 kton, 2% lower than in 1Q10, while production volume increased 3%, supported by the higher capacity operating rates at the plants of Quattor and Braskem America.

Performance (tons) Thermoplastic Resins CONSOLIDATED	2Q10 (A)	1Q10(B)	2Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)	1H10 (D)	1H09 (E)	Change% (D)/ (E)
Production
PE´s	630,398	590,379	609,426	7	3	1,220,777	1,137,250	7
PP	578,457	566,988	592,358	2	(2)	1,145,444	1,098,120	4
PVC	110,466	122,614	120,260	(10)	(8)	233,080	219,363	6
Total Resins	1,319,320	1,279,981	1,322,044	3	(0)	2,599,301	2,454,733	6

The trajectories in capacity utilization rates for the main products of Braskem consolidated are presented below:

* Excludes the new 200,000 ton plant of Quattor

In 1H10, Brazil's thermoplastic resin market totaled 2,300 kton, 18% higher than in 1H09. Meanwhile, Braskem’s sales in the domestic market grew 13%.

2.2 - Basic Petrochemicals Performance

In line with the international scenario for thermoplastic resins, ethylene and propylene prices reversed the upward trend in May and June, reflecting (i) the increase in naphtha supply due to higher production at the refineries in Asia, which limited the exports opportunities from Europe and led to lower prices; (ii) decrease in oil prices, which were impacted by the more pessimistic outlook for the global economy; (iii) the weaker demand in 2nd generation operations.

On the other hand, the higher competitiveness of natural gas in relation to naphtha continued to benefit the use of lighter products, and some cracker byproducts, such as butadiene, maintained the upward trend in international prices during the second quarter.

The shutdowns in 2nd generation operations did not affect production at Braskem’s crackers, which continued to operate at high utilization rates. This solid performance and the recovery in the capacity operating rates at Quattor sites led to an average utilization rate of 89% in 2Q10.

Performance (tons) Basic Petrochemicals CONSOLIDATED	2Q10 (A)	1Q10(B)	2Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)	1H10 (D)	1H09 (E)	Change% (D)/ (E)
Production
Ethylene	832,218	791,358	793,628	5	5	1,623,575	1,453,702	12
Propylene	389,790	377,468	373,212	3	4	767,258	655,445	17
BTX*	338,212	333,208	320,029	2	6	671,420	585,604	15
Cumene	70,896	70,409	58,924	1	20	141,305	112,234	26
*BTX - Benzene, Toluene, Orthoxylene and Paraxylene

Total ethylene and propylene sales were 11% higher, reaching 258 kton, due to the better demand for ethylene, such as from the styrene market and the opportunity to direct a higher propylene volume to the export market given the 43% increase in international prices compared to the previous quarter.

Performance (tons) Basic Petrochemicals CONSOLIDATED	2Q10 (A)	1Q10(B)	2Q09 (C)	Change% (A)/ (B)	Change% (A)/ (C)	1H10 (D)	1H09 (E)	Change% (D)/ (E)

Sales - Domestic Market
Ethylene	142,144	127,399	131,148	12	8	269,543	231,186	17
Propylene	62,468	67,549	54,870	(8)	14	130,017	103,091	26
Cumene	72,217	69,347	53,980	4	34	141,564	106,489	33
BTX*	155,588	165,545	167,368	(6)	(7)	321,132	296,430	8
Sales - Export Market
Ethylene	-	-	-	-	-	-	-	-
Propylene	53,256	37,257	47,898	43	11	90,513	64,794	40
Cumene	-	-	-	-	-	-	-	-
BTX*	132,080	126,878	110,581	4	19	258,957	217,631	19
Total Sales
Ethylene	142,144	127,399	131,148	12	8	269,543	231,186	17
Propylene	115,724	104,805	102,768	10	13	220,530	167,885	31
Cumene	72,217	69,347	53,980	4	34	141,564	106,489	33
BTX*	287,668	292,422	277,949	(2)	3	580,090	514,061	13
*BTX - Benzene, Toluene, Orthoxylene and Paraxylene

In the case of aromatics, domestic and total sales of BTX declined by 6% and 2% in relation to 1Q10, respectively. Operational problems in the 2nd generation operations impacted sales volume in the domestic market, which was partially offset by exports.

Scheduled shutdown and operational problems following this maintenance shutdown led butadiene sales to decline by 10% in the quarter. On the other hand, international prices maintained their upward trend (+27%), which helped offset the lower volume.

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem posted net revenue in 2Q10 of US$ 3.6 billion, 5% higher than in the previous quarter. In Brazilian reais, revenue was R$6.5 billion, 4% higher than in the previous quarter. Excluding in both periods the effects from naphtha/condensate/oil resales for processing at Refap and Refinaria Riograndense, net revenue increased by US$3.5 billion, up by 4% in U.S. dollars and 3% in Reais.

The slight improvement in average resin prices and the increase from 1Q10 in international prices of basic petrochemicals, including propylene, butadiene and benzene, represented positive revenue drivers in the second quarter.

Export revenue in the quarter was US$1.2 billion (32% of net revenue), in line with 1Q10. The performance mainly reflects the better opportunities to export basic petrochemicals, especially propylene.

When compared to 2Q09, net revenue in U.S. dollar grew by 52%, or US$ 1.2 billion, explained by (i) the higher prices of resins and basic petrochemicals, which followed the recovery in international prices, especially for butadiene and cumene, for which prices rose by 219% and 65%, respectively; and (ii) the opportunities seized to export basic petrochemicals, such as propylene and benzene, which registered sales volume growth of 11% and 46%, respectively. In Reais, net revenue increased by 31%.

The variations in total net revenue between the two periods are shown below:

In 1H10, consolidated net revenue was US$7.1 billion, or R$12.8 billion, up 62% over the same period of 2009. This performance reflects the higher prices for resins and basic petrochemicals as well as the better sales mix, which registered a higher share of sales in the domestic market. Excluding the effects of naphtha/condensate/oil resales, net revenue amounted to US$6.8 billion, or R$12.2 billion.

3.2 Cost of Goods Sold (CoGS)

Braskem's cost of goods sold (CoGS) was R$5.4 billion in 2Q10, up 2% from the previous quarter, basically reflecting the higher raw material prices.

In relation to 2Q09, CoGS in the quarter rose by 27%. The average ARA naphtha price increased by 41% between the periods and was partially offset by the higher operating efficiency in the period.

The average price of ARA naphtha in the quarter was US$691/ton, down 3% from 1Q10 (US$709/ton). However, based on the three-month moving average (which is the reference for the domestic market), the average naphtha price in 2Q10 increased by 5% to US$ 714/ton, from US$682/ton. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in Argentina, Venezuela and countries from northern Africa.

In 1H10, CoGS came to R$11 billion, 27% higher than in 1H09. As previously mentioned, the higher CoGS is basically explained by the sharp increase in naphtha prices of 60% between the periods.

3.3 Selling, General and Administrative Expenses (SG&A)

In 2Q10, selling, general and administrative (SG&A) expenses were R$423 million, up R$19 million from 1Q10. In relation to 2Q09, these expenses were R$51 million higher.

Selling Expenses were R$189 million in 2Q10, R$4 million lower than in the previous quarter, mainly due to the reduction in the provision for doubtful accounts at Quattor, which was negatively impacted in 1Q10 by the discrepancies in the calculation criteria. In relation to 2Q09, selling expenses increased by 17%, or R$28 million, due to the postponement of payments involving export expenses at Quattor in 2Q09.

General and administrative expenses were R$234 million in the quarter, R$23 million higher than in 1Q10, basically reflecting the extraordinary expenses with technical consulting services and other advisory services related to the Quattor transaction and the salary adjustments in June. In relation to 2Q09, general and administrative expenses increased by R$23 million, as explained earlier. In 1H10, nonrecurring expenses related to the Quattor transaction totaled R$ 27 million.

3.4 EBITDA

Braskem recorded consolidated EBITDA in 2Q10 of R$1,042 million, 15% higher than in 1Q10, due to revenue growth outpacing the increase in costs and the higher stability of raw material supply at Quattor, as mentioned earlier. In U.S. dollar, EBITDA in the quarter was US$581 million. EBITDA margin in 2Q10 reached 15.9%, expanding 1.4 p.p. from 1Q10.

In relation to 2Q09, EBITDA grew by 42%, reflecting the higher international prices, the better sales mix and the lower volatility of raw material supply at Quattor. In U.S. dollar, EBITDA grew by 64% in relation to 2Q09.

In 1H10, EBITDA was R$1,951 million, 51% higher than in the first six months of 2009, driven by the better scenario for demand and prices, as explained earlier.

3.5 Net Financial Result

The net financial result in 2Q10 was a financial expense of R$575 million, which was R$305 million lower than in 1Q10, which basically reflected the lower tax debits, due to the inclusion of additional debits in the tax renegotiation program (Refis) in February this year.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any shift in the path of the exchange rate has an impact on the accounting financial result. On June 30, 2010, this exposure was composed of: 64% of debt and approximately 74% of suppliers, which was partially offset by 40% of accounts receivable and 34% of cash. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Practically 100% of the Company’s revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and most of its costs are also pegged to this currency.

It is important to note that foreign exchange variation has no direct effects on the Company's cash position in the short term. This amount represents foreign exchange accounting impacts, especially those on the Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 8.2 years.

Excluding the effects from foreign exchange variation and monetary restatement on its balance-sheet accounts exposed to foreign currencies, the net financial result in 2Q10 was a net financial expense of R$359 million, down R$147 million from 1Q10, basically due to (i) the lower tax charges, as mentioned earlier; which were offset by (ii) the higher interest and banking expenses resulting from the prepayment of a portion of debt, in the amount of R$ 44 million.

Considering the base described above, the net financial result in 1H10 was a financial expense of R$865 million, an increase of R$268 million from the same period a year earlier, given the impact from the participation in the Refis in 1Q10.

The following table details the composition of Braskem's net financial result on a quarterly and semiannual basis.

Million of R$	2Q10	1Q10	2Q09	1H10	1H09

Financial Expenses	(771)	(1,012)	1,505	(1,784)	1,140
Interest Expenses	(258)	(179)	(215)	(437)	(478)
Monetary Variation (MV)	(138)	(159)	(125)	(296)	(210)
Foreign Exchange Variation (FX)	(171)	(284)	1,993	(455)	2,121
IOF/Income Tax/Banking Expenses	(10)	(4)	(10)	(14)	(22)
Net Interest on Fiscal Provisions	(42)	(288)	(31)	(331)	(49)
Others	(152)	(99)	(108)	(251)	(222)
Financial Revenue	196	132	(126)	328	(90)
Interest	93	50	61	144	147
Monetary Variation (MV)	25	20	9	46	47
Foreign Exchange Variation (FX)	67	48	(211)	115	(311)
Net Interest on Fiscal Credits	3	1	1	4	1
Others	7	13	13	20	26
Net Financial Result	(575)	(880)	1,379	(1,455)	1,050

Million of R$	2Q10	1Q10	2Q09	1H10	1H09

Net Financial Result	(575)	(880)	1,379	(1,455)	1,050
Foreign Exchange Variation (FX)	(104)	(236)	1,782	(339)	1,810
Monetary Variation (MV)	(113)	(138)	(115)	(251)	(164)
Financial Result excluding F/X and MV	(359)	(506)	(287)	(865)	(597)

3.6 Net Income

In 2Q10, Braskem recorded real net income of R$45 million driven by the strong operating performance combined with the better net financial result in the period.

In relation to 2Q09, net income was R$ 1,120 million lower, reflecting the U.S. dollar depreciation against the Real in the comparison period, which had a positive impact on the financial result in that period.

3.7 Free Cash Flow

Operating cash flow of Braskem in 2Q10 was R$771 million, compared to R$1.1 billion in the previous quarter, corresponding to a reduction of R$285 million. In 2Q10, working capital contributed with R$288 million. The key drivers of this increase were (i) the increase of R$755 million in the Suppliers line, (ii) the positive variation of R$294 million in the Marketable Securities line, related to the shortening of transactions maturities, which were reclassified as cash equivalents; partially offset by (iii) the negative variation of R$328 million in the Accounts Receivable line, due to Quattor s increased sales and the booking of PP America s sales (which had no balance sheet in 1Q10) and (iv) the increase of R$461 million in our Inventories, due to the increased volume of resins in our inventories, as previously explained.

Million of R$	2Q10	1Q10	2Q09	1H10	1H09
Operating Cash Flow	771	1,056	1,396	1,827	1,629
Interest Paid	(266)	(179)	(231)	(445)	(426)
Income Tax and Social Contribution	(17)	(5)	(21)	(22)	(31)
Investment Activities	(1,702)	(327)	(189)	(2,029)	(539)
Free Cash Flow	(1,214)	545	955	(670)	633

As a result of the prepayment of debt, there was an increase in Interest Paid in the non recurring amount of R$ 44 million. This line was also impacted by the debt extension.

In 1H10, Free Cash Flow was negative R$670 million, compared with positive R$633 million in the same six-month period of 2009. The decrease basically reflects the acquisitions of Quattor, Polibutenos, Unipar Comercial and Sunoco Chemicals for R$1.4 billion in 2010.

3.8 - Capital Structure and Liquidity

On June 30, 2010, Braskem's gross debt stood at US$7,984 million, down 17% from the balance on March 31, 2010. This reduction is part of the strategy to balance the debt profile resulting from the prepayment of a portion of debt through the placement of R$3.74 billion in the private share offering. Meanwhile, the cash balance and investments in U.S. dollar declined by 11%, reflecting the joint management of the cash balances at Braskem and Quattor, of US$ 1,929 million.

As a result, on June 30, 2010, Braskem’s consolidated net debt stood at US$6,055 million, down 19% from the level on March 31, 2010.

The reduction in net debt in BRL, combined with the EBITDA growth of 9% (R$3.8 billion) in the last 12 months, led to a decline in financial leverage as measured by the net debt/EBITDA ratio from 3.12 times in the first quarter3 (last 12 months) to 2.84 times in 2Q10, up slightly from 2.67x, which represented Braskem's pre-acquisition leverage level.

On June 30, 2010, the average debt term was 8.2 years, lengthening from 6.6 years at the close of March 2010. The percentage of debt pegged to the U.S. dollar already reflects the operations to adjust the debt profile and stood at 64%.

The following charts show Braskem’s gross debt by category and indexer.

The chart below presents the Company’s consolidated amortization schedule as of June 30, 2010. The Company’s high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 24 months.

____________________
3 After capital increase of R$3.74 billion.

As mentioned earlier, Braskem issued another US$ 350 million in bonds maturing in May 2020 that initially were issued in the amount of US$ 400 million, with a yield of 6.875% p.a., the lowest yield ever obtained by the Company.

In addition to this issue, in May 2010, Braskem raised R$300 million through a receivables-backed investment fund (FIDC) composed of R$272.4 million in senior shares and R$27.6 million in subordinated shares. The process was concluded at the end of June. The senior shares (AA+ rating) had a final yield of the CDI overnight rate + 1.25% p.a., while the subordinated Mezzanine shares (BB+ rating), reflecting their higher exposure to potential non-performance in the fund, had a final yield of CDI + 5.80% p.a., both in line with the underwriting agreement. The weighted cost of the transaction was CDI + 1.58% p.a. This financial transaction helped boost the Company’s working capital and maintain credit to customers, while underscoring Braskem’s continued capacity to tap a wide variety of credit markets under various different liquidity situations.

4. CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem made investments totaling R$621 million (excluding capitalized interest) in 1H10, of which R$119 million represents investments made in Quattor, R$7 million in Braskem America and R$7 million in the Ethylene XXI Project in Mexico.

Of this total, the bulk was allocated to capacity expansions, with the Green Ethylene plant requiring R$251 million in investment in the first six months of the year. The plant's investments remain within budget and the project should become operational in September. At Quattor, these investments totaled R$76 million.

Braskem also spent R$101 million on scheduled maintenance shutdowns, in keeping with its objective of maintaining its plants operating at high levels of operating reliability. The Company invested in general maintenance shutdowns at the Camaçari PVC plant in Bahia and at one of the PE plants in the Triunfo complex, which lasted nearly 10 days, and in small shutdowns at other units. As previously mentioned, a maintenance shutdown at the ethylene cracker in Camaçari, Bahia is also scheduled. The maintenance is scheduled for November and should last 40 days.

5. OUTLOOK:

5.1 World and Brazilian Scenario

The world economy, which had been presenting a slow recovery, once again returned to be a reason for caution at the end of the first half of the year, with the release of below-expectation economic indicators in developed countries and signs of slower growth in China. The consensus expectation for Brazil's GDP growth in 2010 is 7%.

In this scenario, Braskem continues to expect growth of some 10% in Brazil's resins market, led by the PVC segment. World economic growth, though slower, does not alter expectations for the supply and demand balance for ethylene, which is the reference used to evaluate the economic cycle of the petrochemical industry.

The slowdown in demand and the new capacity coming online began to pressure spreads in the petrochemical industry, and the trend for the second half of this year and for 2011 should be a scenario marked by profitability (measured as the difference between the international prices for PE and naphtha) similar to that in 2Q10, which suffered since end-May from a downturn in demand that is believed to be temporary. Despite the beginning of capacity startups in the first half of the year, the factors mitigating the industry's downcycle still remain in place: (i) continued operational problems in Iran – learning curve in the start-up of new plants and structural operational problems; (ii) delays in the startup of new capacities in the Middle East and Asia; and (iii) the expectations of permanent capacity shutdowns, especially in Europe, given the un-sustainability of operations that are less competitive than the current level of industry profitability. For basic petrochemicals, the good profitability trend remains in place for butadiene, but the level of profitability has fallen and should remain at current levels for aromatics - BTX.

In Brazil, the market reacted in late 2Q10 to the lower international prices by consuming inventories. However, this trend should reverse in 3Q10, which is seasonally the strongest in the year, since the sectors related to consumer goods and construction, which account for over 70% of demand at Braskem, continue to post strong growth rates.

5.2 Quattor Transaction

5.2.1 Estimated Synergies

For the near term, Braskem is focused on capturing synergies from its recent acquisitions and continually increasing its operational efficiency and translating these gains into better results and profitability to reduce its level of leverage in order to maintain its financial health and mitigate the impacts from the low cycle in the petrochemical industry.

Synergies will be monitored in four categories: industrial, logistics, supply and financial. Most of the annual and recurring synergies, which amount to R$400 million In EBITDA, is concentrated in initiatives on the industrial and logistics fronts. The financial synergies, which do not have an EBITDA impact, total R$340 million in net present value and basically include tax gains and lower debt carrying costs.

Over the next 2 years, Braskem will invest R$ 350 million to support the capture of these synergies, which should be concluded by the end of 2012, with virtually the total amount captured in 2011.

5.2.2 Acquisition and Merger of Rio Polímeros SA (“RioPol”) Shares

On August 9, Braskem’s Board of Directors approved the immediate acquisition by Braskem of the 190,784,674 common shares and the 30 preferred shares issued by RioPol which are held by BNDES Participações S.A. – BNDESPAR, deriving from the assumption of a liability in favor of BNDESPAR accepted in occasion of the Quattor acquisition. The original value of the liability accepted by Braskem, which corresponds to 60% of the total, is R$174.6 million, restated according to the TJLP (Long Term Interest Rate) + 2.5% since June 2008. The payment of the option, whose original maturity was 2013, was postponed to 15% in 2015, 35% in 2016 and remaining 50% in 2017, with no change in the restatement rate.

On the same date, the Company’s Board of Directors also approved the submission to the Shareholders’ Meetings of Braskem and RioPol, to be held on August 30, 2010, of the Merger of RioPol’s shares by Braskem.

5.3 Strategic Investments

Disbursements for operational investments scheduled for 2010, including Quattor and Braskem America, should reach some R$1.6 billion, which includes investments in maintenance, capacity expansion, transfers to joint ventures and scheduled shutdowns. Braskem also remains committed to reducing its costs and fixed expenses in order to boost its competitiveness.

As part of its medium and long term growth plan to become one of the world's five-largest petrochemical companies in terms of enterprise value, Braskem is working to diversify its energy matrix, with a higher share of natural gas and a stronger presence in the Americas.

Projects maturing over the medium and long terms include:

     1) The project to expand PVC capacity by 200 kton/year, with investments of US$ 470 million. Scheduled to start operations in the first half of 2012, Braskem expects to begin investments and ordering new equipment before the end of this year, with some R$50 million in investments expected to be disbursed in 2010.

     2) The integrated project in Mexico, between Braskem and IDESA with 65% and 35% shares, respectively, has an annual production capacity of 1 million tons per year of polyethylene resins using ethane as feedstock and is based on a supply agreement signed with PEMEX-Gás for the supply of 66,000 barrels/day of ethane for a period of 20 years. Fixed investment is estimated at some US$ 2.5 billion, adopting a project finance model for the debt portion, with conclusion of construction and operational startup of the units expected for January 2015. Since Mexico is a net importer and depends on foreign polyethylene suppliers, this project is extremely attractive and of major importance to the development of the local petrochemical industry.

Braskem also has similar projects in less advanced phases in Peru and Venezuela.

Braskem's management remains confident and committed to Braskem’s strategy. Given Brazil’s favorable economic situation and financial solidity, it remains one of the best-positioned countries in the current economic scenario. Braskem maintains its commitment to sustainable growth and development, and will continue to act proactively in pursuit of the best opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain.

6. EXHIBITS LIST

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas and the third-largest Brazilian industrial company owned by the private sector. The Company operates 29 industrial plants across Brazil and has annual production capacity of 6 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Income Statement – Pro Forma
(R$ million)

Income Statement	2Q10	1Q10	2Q09	Change (%)	Change (%)	1H10	1H09	Change (%)
CONSOLIDATED - Pro Forma	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	8,469	8,069	6,471	5	31	16,538	12,496	32
Net Revenue	6,539	6,272	4,996	4	31	12,810	9,573	34
Cost of Good Sold	(5,376)	(5,269)	(4,222)	2	27	(10,645)	(8,355)	27
Gross Profit	1,163	1,002	774	16	50	2,165	1,218	78
Selling Expenses	(189)	(193)	(161)	(2)	17	(382)	(334)	14
General and Administrative Expenses	(234)	(211)	(210)	11	11	(444)	(378)	17
Depreciation and Amortization	(37)	(32)	(33)	15	14	(70)	(61)	14
Other operating income (expenses)	(21)	(22)	18	(1)	-	(43)	179	-
Operating profit before financial result	676	(125)	417	-	62	551	642	(14)
EBITDA	1,042	909	735	15	42	1,951	1,293	51
EBITDA Margin	15.9%	14.5%	14.7%	1.4 p.p.	1.2 p.p.	15.2%	13.5%	1.7 p.p.
Depreciacion and Amortization	360	365	347	(1)	4	725	670	8
Cost	323	332	314	(3)	3	655	609	8
Expense	37	32	33	15	14	70	61	14

     EXHIBIT II
Consolidated Income Statement – Real
(R$ million)

Income Statement CONSOLIDATED - Real	2Q10 (A)	1Q10 (B)	2Q09 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	1H10 (D)	1H09 (E)	Change (%) (D)/(E)
Gross Revenue	8,437	5,630	4,753	50	78	14,067	8,912	58
Net Revenue	6,516	4,466	3,688	46	77	10,982	6,948	58
Cost of Good Sold	(5,357)	(3,673)	(3,047)	46	76	(9,030)	(5,909)	53
Gross Profit	1,160	793	641	46	81	1,953	1,039	88
Selling Expenses	(188)	(116)	(134)	63	41	(304)	(260)	17
General and Administrative Expenses	(233)	(159)	(153)	47	52	(392)	(268)	46
Depreciation and Amortization	(37)	(28)	(27)	31	38	(65)	(49)	33
Result with Fixed Assets write off and Others	(13)	(4)	(0)	190	-	(17)	(1)	1,636
Other operating income (expenses)	(21)	(8)	18	161	-	(30)	131	-
Investment in Subsidiary and Associated Companies	7	7	(2)	6	-	14	(10)	(234)
Operating profit before financial result	674	484	342	39	97	1,158	583	99
Net financial result	(575)	(645)	1,192	(11)	-	(1,220)	984	-
Profit (loss) before tax and social contribution	99	(161)	1,535	-	(94)	(62)	1,567	-
Income tax / social contribution	(65)	37	(379)	-	(83)	(27)	(401)	(93)
Profit (loss) before minority interest	34	(123)	1,156	-	(97)	(89)	1,166	-
Minority Interest	11	-	-	-	-	11	-	-
Net profit / Loss	45	(123)	1,156	-	(96)	(78)	1,166	-
Earnings (loss) per share (EPS)	0.06	(0.24)	2.22	-	(97)	(0.10)	2.24	-
EBITDA	1,040	729	566	43	84	1,768	1,023	73
EBITDA Margin	16.0%	16.3%	15.3%	-0.4 p.p.	0.6 p.p.	16.1%	14.7%	1.4 p.p.
Depreciacion and Amortization	360	247	221	46	63	607	429	41
Cost	323	218	194	48	67	541	380	42
Expense	37	28	27	31	38	65	49	33

Quattor, in the period from January to March, Unipar Comercial and Polibutenos, in the period from January to April, are not considered in the Braskem’s Consolidated Result once they were acquired in April and May, respectively.

EXHIBIT III
Braskem, Quattor and Braskem America Income Statement
(R$ million)

Income Statement	2Q10	1Q10	2Q09	Change (%)	Change (%)	1H10	1H09	Change (%)
BRASKEM	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	5,864	5,630	4,753	4	23	11,494	8,912	29
Net Revenue	4,663	4,466	3,688	4	26	9,129	6,948	31
Cost of Good Sold	(3,774)	(3,673)	(3,047)	3	24	(7,447)	(5,909)	26
Gross Profit	889	793	641	12	39	1,682	1,039	62
Selling Expenses	(124)	(116)	(134)	7	(7)	(240)	(260)	(8)
General and Administrative Expenses	(170)	(159)	(153)	7	11	(328)	(268)	22
Depreciation and Amortization	(29)	(28)	(27)	4	10	(58)	(49)	18
Other operating income (expenses)	(20)	(8)	18	138	-	(28)	131	-
Operating profit	468	480	342	(3)	37	948	583	63
EBITDA	791	729	566	9	40	1,520	1,023	49
EBITDA Margin	17.0%	16.3%	15.3%	0.7 p.p.	1.6 p.p.	16.7%	14.7%	1.9 p.p.
Depreciacion and Amortization	246	247	221	(0)	11	492	429	15
Cost	216	218	194	(1)	11	434	380	14
Expense	29	28	27	4	10	58	49	18

Income Statement	2Q10	1Q10	2Q09	Change (%)	Change (%)	1H10	1H09	Change (%)
QUATTOR	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	1,425	1,220	885	17	61	2,645	1,829	45
Cost of Good Sold	(1,190)	(1,086)	(800)	10	49	(2,276)	(1,766)	29
Gross Profit	234	134	85	75	176	368	63	485
SG&A	(108)	(112)	(62)	(3)	74	(220)	(135)	63
Others	(7)	(16)	28	(55)	(127)	(24)	70	-
Operating Profit	119	6	50	-	137	124	(2)	-
EBITDA	214	107	126	99	70	321	168	92
EBITDA Margin	15.0%	8.8%	14.2%	6.2 p.p.	0.8 p.p.	12.1%	9.2%	3.0 p.p.
Depreciacion and Amortization	96	101	107	(5)	(10)	197	200	(2)
Cost	90	99	103	(9)	(13)	189	192	(2)
Expense	6	2	4	202	57	8	7	9

Income Statement	2Q10	1Q10	2Q09	Change (%)	Change (%)	1H10	1H09	Change (%)
BRASKEM AMERICA	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	557	552	408	1	37	1,109	764	45
Cost of Good Sold	(514)	(487)	(371)	6	39	(1,001)	(671)	49
Gross Profit	43	65	37	(34)	17	108	94	15
SG&A	(18)	(14)	(18)	29	(3)	(31)	(41)	(25)
Others	(11)	(1)	(2)	664	641	(13)	(3)	-
Operating Profit	14	50	17	-	(16)	64	49	30
EBITDA	40	66	36	(40)	10	106	88	20
EBITDA Margin	7.1%	12.0%	8.8%	-4.9 p.p.	-1.7 p.p.	9.5%	11.5%	-2.0 p.p.
Depreciacion and Amortization	15	16	19	(4)	(18)	32	39	(19)
Cost	14	15	17	(5)	(19)	29	36	(20)
Expense	2	1	2	2	(3)	3	3	(9)

     EXHIBIT IV
Consolidated Balance Sheet
(R$ million)

ASSETS	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	10,220	10,208	0
Cash and Cash Equivalents	3,014	3,498	(14)
Marketable Securities	441	730	(40)
Accounts Receivable	2,469	2,229	11
Inventories	3,265	2,760	18
Recoverable Taxes	671	721	(7)
Prepaid Expenses	83	23	-
Others	277	246	258
Non Current	22,816	23,178	(2)
Long-Term Assets
Marketable Securities	20	19	0
Compulsory Deposits and Escrow accounts	165	157	8
Deferred income tax and social contribution	368	1,020	5
Recoverable Taxes	1,831	1,811	(64)
Associated Companies	130	133	1
Others	219	301	(2)
Investments	51	37	(27)
Fixed Assets	16,210	16,251	36
Intagible	3,542	3,154	(0)
Deferred	279	295	12
Total Assets	33,037	33,386	(1)

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	8,312	9,868	(16)
Suppliers	5,964	5,209	(16)
Financing	1,302	2,959	14
Hedge Operations	53	61	(56)
Salaries and payroll charges	269	341	(13)
Dividends and Interest on Equity	5	12	(21)
Taxes payable	457	1,000	(55)
Advances from Customers	40	77	0
Others	221	209	(54)
Non Current	15,994	14,821	8
Long-Term Liabilities
Financing	13,082	11,943	10
Hedge Operations	60	52	15
Deferred income tax and social contribution	1,007	1,055	(5)
Taxes Payable	1,396	1,379	1
Others	449	392	15
Minority Interest	130	340	(62)
Shareholders' Equity	8,601	8,356	3
Capital	8,017	7,852	2
Capital Reserves	765	1,792	(57)
Currency Translation Adjustment	12	0	-
Treasury Shares	(12)	(12)	-
Adjustment of Asset Evaluation (Law 11638/07)	(91)	(79)	-
Retained Earnings (Losses)	(90)	(1,197)	(92)
Total Liabilities and Shareholders' Equity	33,037	33,386	(1)

EXHIBIT V
Braskem Balance Sheet
(R$ million)

ASSETS	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	7,984	7,550	6
Cash and Cash Equivalents	2,980	2,692	11
Marketable Securities	309	600	(48)
Accounts Receivable	1,724	1,722	0
Inventories	2,289	1,908	20
Recoverable Taxes	380	431	(12)
Prepaid Expenses	48	9	437
Others	253	188	35
Non Current	20,869	15,199	37
Long-Term Assets
Marketable Securities	20	19	8
Compulsory Deposits and Escrow accounts	150	145	4
Deferred income tax and social contribution	226	856	(74)
Recoverable Taxes	1,367	1,343	2
Associated Companies	2,244	109	1,953
Others	179	263	(32)
Investments	3,565	35	-
Fixed Assets	10,085	10,028	1
Intagible	2,972	2,334	27
Deferred	62	67	(7)
Total Assets	28,853	22,749	27

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	7,141	7,421	(4)
Suppliers	5,440	4,576	19
Financing	931	1,361	(32)
Hedge Operations	53	57	(8)
Salaries and payroll charges	204	298	(32)
Dividends and Interest on Equity	2	2	2
Taxes payable	289	900	(68)
Advances from Customers	35	55	(37)
Others	186	172	8
Non Current	13,111	10,714	22
Long-Term Liabilities
Financing	10,749	8,449	27
Hedge Operations	60	52	15
Deferred income tax and social contribution	696	743	(6)
Taxes Payable	1,258	1,234	2
Others	347	236	47
Shareholder's Equity	8,601	4,614	86
Capital	8,017	5,473	46
Capital Reserves	765	429	79
Currency Translation Adjustment	12	0	-
Treasury Shares	(12)	(12)	-
Adjustment of Asset Evaluation (Law 11638/07)	(91)	(79)	15
Retained Earnings (Losses)	(90)	(1,197)	(92)
Total Liabilities and Shareholders' Equity	28,853	22,749	27

EXHIBIT VI
Quattor Balance Sheet
(R$ million)

ASSETS	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	1,972	2,029	(3)
Cash and Cash Equivalents	131	414	(68)
Marketable Securities	-	130	-
Accounts Receivable	681	463	47
Inventories	777	665	17
Recoverable Taxes	284	285	(0)
Prepaid Expenses	35	14	153
Others	64	57	13
Non Current	5,700	7,086	(20)
Long-Term Assets
Compulsory Deposits and Escrow accounts	15	12	25
Deferred income tax and social contribution	142	164	(13)
Recoverable Taxes	460	464	(1)
Associated Companies	24	24	-
Others	32	29	9
Investments	(1,001)	2	-
Fixed Assets	5,419	5,523	(2)
Intagible	392	640	(39)
Deferred	218	229	(5)
Total Assets	7,673	9,115	(16)

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	1,307	3,186	(59)
Suppliers	175	623	(72)
Financing	571	2,366	(76)
Hedge Operations	0	4	-
Salaries and payroll charges	56	34	62
Dividends and Interest on Equity	3	3	-
Taxes payable	155	99	56
Advances from Customers	5	21	(75)
Others	342	34	913
Non Current	4,393	5,290	(17)
Long-Term Liabilities
Financing	2,101	4,995	(58)
Deferred income tax and social contribution	11	12	(8)
Taxes Payable	138	145	(5)
Others	2,142	138	1,448
Minority Interest	130	141	(8)
Shareholders' Equity	1,843	498	270
Capital	3,638	2,202	65
Retained Earnings (Losses)	(1,795)	(1,704)	-
Total Liabilities and Shareholders' Equity	7,673	9,115	(16)

EXHIBIT VII
Braskem America Balance Sheet
(R$ million)

ASSETS	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	486	172	183
Cash and Cash Equivalents	35	0	-
Accounts Receivable	254	0	-
Inventories	197	172	14
Non Current	835	836	(0)
Long-Term Assets
Others	8	9	(1)
Fixed Assets	649	647	0
Intagible	178	180	(1)
Total Assets	1,321	1,007	31

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2010	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)

Current	301	7	4,460
Suppliers	168	0	-
Salaries and payroll charges	9	5	70
Recoverable Taxes	11	0	-
Others	112	1	-
Non Current	317	318	(0)
Long-Term Liabilities
Deferred income tax and social contribution	300	301	(0)
Others	17	17	0
Shareholders' Equity	704	683	3
Capital	683	598	14
Currency Translation Adjustment	12	0	-
Retained Earnings (Losses)	8	84	(90)
Total Liabilities and Shareholders' Equity	1,321	1,007	31

EXHIBIT VIII
Cash Flow
(R$ million)

Cash Flow	2Q10	1Q10	2Q09	1H10	1H09
CONSOLIDATED

Profit (loss) before income tax and social contribution	101	(1,005)	1,795	(904)	1,692
Expenses (Revenues) not affecting Cash	382	1,975	(846)	2,357	(306)
Depreciation and amortization	360	365	347	725	670
Equity Result	(7)	(6)	12	(13)	20
Interest, Monetary and Exchange Restatement, Net	23	781	(1,151)	804	(918)
Minority Interest	11	204	0	215	0
Others	(5)	631	(54)	626	(77)
Adjusted Profit (loss) before cash financial effects	483	970	950	1,453	1,386
Asset and Liabilities Variation, Current and Long Term	288	86	447	373	243
Asset Reductions (Additions)	(177)	(569)	675	(746)	878
Marketable Securities	294	(190)	198	104	36
Account Receivable	(328)	(66)	58	(394)	(188)
Recoverable Taxes	236	(11)	131	225	82
Inventories	(461)	(145)	320	(606)	1,136
Advances Expenses	(60)	13	26	(47)	14
Other Account Receivables	141	(169)	(58)	(28)	(202)
Increase (Decrease) in Liabilities	465	655	(229)	1,120	(635)
Suppliers	755	866	(85)	1,621	(542)
Advances from Customers	(36)	25	(33)	(11)	8
Fiscal Incentives	0	4	1	5	(5)
Taxes Payable	(180)	(292)	(4)	(472)	0
Others	(73)	51	(108)	(23)	(96)
Operating Cash flow	771	1,056	1,396	1,827	1,629
Interest Paid	(266)	(179)	(231)	(445)	(426)
Income Tax and Social Contribution	(17)	(5)	(21)	(22)	(31)
Accounting Cash Generation	488	872	1,144	1,359	1,172
Investment Activities	(1,702)	(327)	(189)	(2,029)	(539)
Fixed Assets Sale	0	1	0	1	2
Investment	(1,360)	0	9	(1,360)	(1)
Fixed Assets	(318)	(319)	(142)	(637)	(482)
Intangible Assets	(24)	(9)	(56)	(33)	(58)
Subsidiaries and Affiliated Companies, Net	0	0	5	0	0
Financing Activities	1,118	(709)	(522)	409	(356)
Inflows	2,706	1,016	795	3,722	2,178
Amortization	(5,324)	(1,723)	(1,306)	(7,046)	(2,519)
Share Buy-Back	0	0	0	0	(8)
Dividends and Interest on Equity	(8)	(2)	(11)	(9)	(12)
Capital Adjustment	3,743	0	0	3,743	0
Others	0	0	0	0	5
Cash and Cash Equivalents Increase (Reduction)	(97)	(164)	439	(261)	277
Cash and Cash Equivalents at the beginning of the period	3,111	3,275	3,049	3,275	3,211
Cash and Cash Equivalents at the end of the period	3,014	3,111	3,488	3,014	3,488

EXHIBIT IX

Consolidated Production Volume

PRODUCTION
CONSOLIDATED
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	527,824	609,426	635,100	597,376	590,379	630,398
PP - Polypropylene	505,762	592,358	621,450	586,293	566,988	578,457
PVC - Polyvinyl Chloride	99,103	120,260	127,963	131,751	122,614	110,466
Caustic Soda	116,374	110,430	108,367	100,738	114,955	124,611
EDC	40,103	30,687	11,276	9,128	26,889	20,930
Chlorine	12,810	12,583	10,292	14,508	14,610	13,665
Basic Petrochemicals
Ethylene	660,074	793,628	847,183	785,218	791,358	832,218
Propylene	282,234	373,212	398,761	375,606	377,468	389,790
Benzene	181,627	224,244	249,324	232,489	232,408	234,155
Butadiene	43,761	80,737	89,652	80,453	83,044	83,524
Toluene	29,755	31,495	31,798	37,908	31,608	37,283
Fuel (m3)	172,892	274,542	288,356	207,302	258,000	273,495
Paraxylene	37,349	41,699	41,579	27,756	45,647	41,838
Orthoxylene	16,845	22,591	23,916	18,737	23,545	24,937
Isoprene	2,743	4,757	5,630	5,033	4,993	4,854
Butene 1	15,201	20,227	19,118	17,823	19,141	21,983
MTBE	23,794	23,861	-	-	-	-
ETBE	23,855	49,335	83,142	79,480	77,031	82,723
Mixed Xylene	21,309	21,459	26,781	26,251	18,243	23,205
Caprolactam	1,247	-	-	1,125	-	-
Cumene	53,310	58,924	68,324	63,382	70,409	70,896
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316
Alkylbenzene	4,284	2,262	6,016	5,864	3,951	3,762
LPG	16,040	16,552	13,958	13,177	7,721	6,665
Fuel Oil	3,664	5,845	7,427	10,223	7,408	7,504
Aromatic Residue	13,717	14,995	14,098	10,233	14,557	15,319
Crude Oil Resins	3,288	3,696	3,569	3,274	3,559	3,226

EXHIBIT X

Braskem Production and Operating Rate

PRODUCTION
BRASKEM
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	357,694	459,500	471,434	451,843	417,100	433,245
PP - Polypropylene	178,877	227,733	257,904	235,455	224,544	217,331
PVC - Polyvinyl Chloride	99,103	120,260	127,963	131,751	122,614	110,466
Caustic Soda	116,374	110,430	108,367	100,738	114,955	124,611
EDC	40,103	30,687	11,276	9,128	26,889	20,930
Chlorine	12,810	12,583	10,292	14,508	14,610	13,665
Basic Petrochemicals
Ethylene	454,369	588,998	620,193	592,402	566,800	580,439
Propylene	216,137	297,865	315,866	303,611	293,062	298,372
Benzene	129,037	165,770	187,051	177,424	173,228	171,614
Butadiene	36,311	66,375	70,294	63,561	63,906	64,059
Toluene	25,335	25,191	26,870	34,526	27,268	24,385
Fuel (m3)	116,052	200,734	214,156	150,784	194,667	206,245
Paraxylene	37,349	41,699	41,579	27,756	45,647	41,838
Orthoxylene	12,053	14,896	15,022	11,303	17,569	15,594
Isoprene	2,743	4,757	5,630	5,033	4,993	4,854
Butene 1	15,201	20,227	19,118	17,823	19,141	21,983
MTBE	23,794	23,861	-	-	-	-
ETBE	23,855	49,335	83,142	79,480	77,031	82,723
Mixed Xylene	16,270	14,237	19,182	18,121	11,832	14,851
Caprolactam	1,247	-	-	1,125	-	-

Utilization Rate (%)	2Q10	1Q10	2Q09	Change (%)	Change (%)
BRASKEM	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Ethylene	92%	91%	93%	1.2 p.p.	-1.4 p.p.
PE	87%	85%	92%	2.3 p.p.	-5.3 p.p.
PP	84%	88%	88%	-3.7 p.p.	-4.0 p.p.
PVC	87%	97%	92%	-10.2 p.p.	-4.7 p.p.

The reduction in Polypropylene’s operating rate in the 2Q10 was due to a temporary decrease in exports competitiveness.

EXHIBIT XI

Quattor and Braskem America Production and Operating Rate

PRODUCTION
QUATTOR
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	170,131	149,926	163,666	145,533	173,279	197,153
PP - Polypropylene	134,533	148,645	170,838	131,547	164,007	142,291
Basic Petrochemicals
Ethylene	205,704	204,630	226,991	192,815	224,557	251,778
Propylene	66,097	75,347	82,895	71,995	84,406	91,418
Benzene	52,590	58,474	62,273	55,065	59,180	62,540
Cumene	53,310	58,924	68,324	63,382	70,409	70,896
Butadiene	7,450	14,362	19,358	16,892	19,139	19,465
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316
Toluene	4,420	6,304	4,928	3,382	4,340	12,899
Fuel (m³)	56,840	73,808	74,200	56,517	63,332	67,250
Alkylbenzene	4,284	2,262	6,016	5,864	3,951	3,762
Mixed Xylene	5,039	7,222	7,599	8,130	6,411	8,354
Orthoxylene	4,792	7,695	8,894	7,434	5,976	9,342
LPG	16,040	16,552	13,958	13,177	7,721	6,665
Fuel Oil	3,664	5,845	7,427	10,223	7,408	7,504
Aromatic Residue	13,717	14,995	14,098	10,233	14,557	15,319
Crude Oil Resins	3,288	3,696	3,569	3,274	3,559	3,226

Utilization Rate (%)	2Q10	1Q10	2Q09	Change (%)	Change (%)
QUATTOR	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Ethylene	83%	71%	90%	11.5 p.p.	-7.0 p.p.
PE	76%	61%	58%	15.1 p.p.	18.1 p.p.
PP	65%	74%	68%	-9.0 p.p.	-3.6 p.p.

The reduction in Polypropylene’s operating rate in the 2Q10 was due to a temporary decrease in exports competitiveness.

PRODUCTION
BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PP - Polypropylene	192,352	215,979	192,708	219,291	178,437	218,834

Utilization Rate (%)	2Q10	1Q10	2Q09	Change (%)	Change (%)
BRASKEM AMERICA	(A)	(B)	(C)	(A)/(B)	(A)/(C)
PP	92%	76%	91%	16.2 p.p.	1.2 p.p.

EXHIBIT XII
Consolidated Sales Volume Domestic Market

DOMESTIC MARKET - Sales Volume
CONSOLIDATED

tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	326,511	387,034	390,442	387,195	384,464	390,365
PP - Polypropylene	227,341	282,908	326,425	286,915	296,668	288,344
PVC - Polyvinyl Chloride	76,997	119,514	139,826	121,092	123,158	120,895
PET	11,745	6,280	13	(1)	-	-
Caustic Soda	96,027	91,914	91,902	113,691	100,859	114,242
Chlorine	12,636	12,145	10,547	14,654	14,628	13,442

Basic Petrochemicals Unit
Ethylene	100,038	131,148	138,029	129,516	127,399	142,144
Propylene	48,221	54,870	63,002	65,467	67,549	62,468
Benzene	91,238	123,833	97,162	115,130	118,852	108,661
Butadiene	20,976	59,635	70,017	55,163	73,778	54,899
Toluene	18,506	20,275	25,154	27,985	24,783	21,715
Fuel (m3)	167,080	218,448	199,860	140,575	204,787	193,383
Orthoxylene	19,317	23,260	23,199	19,648	21,910	25,211
Isoprene	1,611	2,200	2,160	2,700	2,501	3,203
Butene 1	40	42	46	-	-	-
MTBE	-	80	-	-	-	-
ETBE	-	-	-	-	8	22
Mixed Xylene	15,416	14,646	16,198	20,920	19,466	18,324
Caprolactam	2,788	3,139	3,090	3,041	2	-
Cumene	52,509	53,980	69,596	63,721	69,347	72,217
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316
Alkylbenzene	3,233	2,473	5,608	5,276	3,804	4,053
LPG	16,084	16,309	14,093	12,985	7,956	5,981
Fuel Oil	3,665	5,845	7,427	10,223	7,408	7,504
Aromatic Residue	16,327	16,934	15,549	9,718	14,995	14,618
Crude Oil Resins	1,677	2,023	2,057	2,105	2,154	2,356

EXHIBIT XIII
Braskem Sales Volume Domestic Market

DOMESTIC MARKET - Sales Volume
BRASKEM

tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	231,520	267,724	275,205	282,492	278,000	264,837
PP - Polypropylene	135,002	174,618	201,607	187,267	182,454	180,836
PVC - Polyvinyl Chloride	76,997	119,514	139,826	121,092	123,158	120,895
PET	11,745	6,280	13	(1)	-	-
Caustic Soda	96,027	91,914	91,902	113,691	100,859	114,242
Chlorine	12,636	12,145	10,547	14,654	14,628	13,442

Basic Petrochemicals Unit
Ethylene	56,081	72,677	78,437	79,774	77,862	84,633
Propylene	78,650	92,068	101,566	93,404	94,066	79,779
Benzene	74,780	105,316	81,963	101,631	104,887	93,530
Butadiene	13,583	45,543	51,003	37,863	54,519	36,177
Toluene	16,092	16,512	21,614	23,861	20,835	16,271
Fuel (m3)	105,435	145,619	128,937	85,084	139,061	126,554
Orthoxylene	13,913	15,899	14,215	11,956	16,493	15,766
Isoprene	1,611	2,200	2,160	2,700	2,501	3,203
Butene 1	2,208	1,456	909	964	1,445	1,002
MTBE	-	80	-	-	-	-
ETBE	-	-	-	-	8	22
Mixed Xylene	10,422	8,730	9,427	12,285	13,214	10,549
Caprolactam	2,788	3,139	3,090	3,041	2	-

EXHIBIT XIV
Quattor Sales Volume Domestic Market

DOMESTIC MARKET - Sales Volume
QUATTOR

tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	94,991	119,310	115,237	104,703	106,465	130,321
PP - Polypropylene	92,339	108,289	124,818	99,649	114,214	108,693

Basic Petrochemicals Unit
Ethylene	43,957	58,471	59,592	49,742	49,537	57,510
Benzene	16,458	18,517	15,199	18,015	15,465	17,632
Cumene	52,509	53,980	69,596	63,721	69,347	72,217
Butadiene	7,393	14,092	19,014	17,300	19,259	18,722
Isobutylene	3,430	4,074	4,297	4,130	5,155	7,316
Toluene	2,414	3,763	3,540	4,124	3,949	5,444
Fuel (m³)	61,645	72,829	70,923	55,491	65,726	66,829
Alkylbenzene	3,233	2,473	5,608	5,276	3,804	4,053
Mixed Xylene	4,994	5,916	6,771	8,635	6,252	7,775
Orthoxylene	5,404	7,361	8,984	7,692	5,417	9,445
LPG	16,084	16,309	14,093	12,985	7,956	5,981
Fuel Oil	3,665	5,845	7,427	10,223	7,408	7,504
Aromatic Residue	16,327	16,934	15,549	9,718	14,995	14,618
Crude Oil Resins	1,677	2,023	2,057	2,105	2,154	2,356

EXHIBIT XV
Consolidated Sales Volume Export Market

EXPORT MARKET - Sales Volume
CONSOLIDATED

tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	244,808	261,762	204,104	229,040	186,982	177,232
PP - Polypropylene	322,029	322,543	294,898	320,697	267,055	261,276
PVC - Polyvinyl Chloride	25,813	14,000	300	149	-	73
PET	275	14,549	-	-	-	-
Caustic Soda	-	7,480	-	-	1,003	4,898
EDC	38,601	39,697	13,000	-	26,026	24,302

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-	-
Propylene	16,895	47,898	33,577	53,118	37,257	53,256
Benzene	57,585	51,440	100,306	66,365	75,566	75,193
Butadiene	20,292	22,946	21,618	22,939	13,617	23,742
Toluene	13,364	12,193	9,533	9,659	3,324	9,649
Fuel (m3)	9,318	27,954	35,083	16,151	9,246	28,992
Paraxylene	36,101	46,948	36,439	25,732	47,988	47,238
Isoprene	840	2,518	3,355	1,683	2,359	1,681
Butene 1	5,920	7,858	9,520	9,524	6,732	14,413
MTBE	18,691	31,949	764	-	-	-
ETBE	23,223	46,139	70,793	95,464	62,749	80,302
Mixed Xylene	4,883	4,226	17,461	2,469	318	4,067
Caprolactam	72	1,056	-	-	-	-
Crude Oil Resins	716	1,138	1,522	1,902	1,998	1,639

EXHIBIT XVI
Braskem Sales Volume Export Market

EXPORT MARKET - Sales Volume
BRASKEM

tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	167,666	207,424	170,270	175,022	166,152	134,906
PP - Polypropylene	67,924	49,912	56,509	54,018	42,429	28,338
PVC - Polyvinyl Chloride	25,813	14,000	300	149	-	73
PET	275	14,549	-	-	-	-
Caustic Soda	-	7,480	-	-	1,003	4,898
EDC	38,601	39,697	13,000	-	26,026	24,302

Basic Petrochemicals Unit
Ethylene	-	-	-	-	-	-
Propylene	16,895	47,898	33,577	53,118	37,257	53,256
Benzene	57,585	51,440	97,434	66,365	75,566	75,193
Butadiene	20,292	22,946	21,618	22,939	13,617	23,742
Toluene	13,364	9,064	7,568	9,659	3,324	9,649
Fuel (m3)	9,318	26,738	33,972	16,151	9,246	28,992
Paraxylene	36,101	46,948	36,439	25,732	47,988	47,238
Isoprene	840	2,518	3,355	1,683	2,359	1,681
Butene 1	5,920	7,858	9,520	9,524	6,732	14,413
MTBE	18,691	31,949	764	-	-	-
ETBE	23,223	46,139	70,793	95,464	62,749	80,302
Mixed Xylene	4,883	4,226	14,713	2,469	318	4,067
Caprolactam	72	1,056	-	-	-	-

EXHIBIT XVII

Quattor and Braskem America Sales Volume Export Market

EXPORT MARKET - Sales Volume
QUATTOR

tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PE´s - Polyethylene	77,141	54,338	33,834	54,018	20,830	42,326
PP - Polypropylene	49,758	54,423	43,508	45,440	24,379	30,497

Basic Petrochemicals Unit
Benzene	-	-	2,872	-	-	-
Toluene	-	3,129	1,965	-	-	-
Fuel (m³)	-	1,216	1,111	-	-	-
Mixed Xylene	-	-	2,748	-	-	-
Crude Oil Resins	716	1,138	1,522	1,902	1,998	1,639

EXPORT MARKET - Sales Volume
BRASKEM AMERICA
tons	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10
Polymers Unit
PP - Polypropylene	204,348	218,208	194,882	221,239	200,247	202,441

EXHIBIT XVIII
Consolidated Net Revenue Domestic Market

DOMESTIC MARKET - Net Revenue
CONSOLIDATED
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10

Polymers Unit
PE / PP / PVC	1,794	2,097	2,413	2,255	2,394	2,558
Others	207	120	57	78	72	86

Basic Petrochemical Unit
Ethylene / Propylene	247	328	385	395	407	462
Cumene	73	71	113	116	137	162
BTX	134	205	243	240	294	287
Others	450	324	739	865	677	639

Resale*	206	61	49	286	52	73
Quantiq	100	90	105	95	115	152
Total	3,211	3,295	4,104	4,328	4,147	4,419
*Naphtha, condensate and crude oil

Export Market

EXPORT MARKET - Net Revenue
CONSOLIDATED
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10

Polymers Unit
PE / PP / PVC	1,071	1,135	1,085	1,149	1,174	1,182
Others	9	54	10	-	21	24

Basic Petrochemical Unit
Ethylene / Propylene	16	55	58	88	88	116
BTX	112	167	236	146	228	220
Others	90	258	252	359	406	315

Resale*	67	32	46	95	207	262
Total	1,366	1,701	1,686	1,837	2,125	2,119
*Naphtha, condensate and crude oil

EXHIBIT XIX
Braskem Net Revenue Domestic Market

DOMESTIC MARKET - Net Revenue
BRASKEM
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10

Polymers Unit
PE / PP / PVC	1,259	1,475	1,728	1,663	1,718	1,781
Others	207	120	57	78	72	86

Basic Petrochemical Unit
Ethylene / Propylene	205	264	328	346	355	379
BTX	109	166	194	201	251	231
Others	373	387	505	476	467	576

Resale*	206	61	49	286	52	73
Quantiq	100	90	105	95	115	152
Total	2,459	2,563	2,967	3,144	3,030	3,277
*Naphtha, condensate and crude oil

Export Market

EXPORT MARKET - Net Revenue
BRASKEM
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10

Polymers Unit
PE / PP / PVC	512	532	499	486	514	443
Others	9	54	10	-	21	24

Basic Petrochemical Unit
Ethylene / Propylene	16	55	58	88	88	116
BTX	112	163	228	146	228	220
Others	84	289	239	294	377	321

Resale*	67	32	46	95	207	262
Total	801	1,125	1,080	1,109	1,435	1,386
*Naphtha, condensate and crude oil

EXHIBIT XX

Quattor and Braskem America Net Revenue Domestic Market

DOMESTIC MARKET - Net Revenue
QUATTOR
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10

Polymers Unit
PE / PP	536	622	685	592	676	790

Basic Petrochemical Unit
Ethylene	78	116	125	109	111	129
Cumene	73	71	113	116	137	162
BTX*	25	39	48	46	45	61
Others	24	(131)	151	315	114	106
Total	736	717	1,123	1,178	1,083	1,248
*Naphtha, condensate and crude oil

Export Market

EXPORT MARKET - Net Revenue
QUATTOR
Million of R$	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10

Polymers Unit
PE / PP	203	196	152	195	108	182

Basic Petrochemical Unit
BTX*	-	4	8	-	-	-
Others	6	(32)	11	65	30	(6)
Total	209	168	171	260	137	177
*Naphtha, condensate and crude oil

EXPORT MARKET - Net Revenue
BRASKEM AMERICA
tons	1T09	2T09	3T09	4T09	1T10	2T10
Polymers Unit
PP	356	407	434	467	552	557

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.